FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation" or "Birch Mountain")
Suite 300, 250 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

October 31, 2008 and November 5, 2008

3.

News Release

News releases were issued by the Corporation on November 3, 2008 and November 5, 2008 through the facilities of Canada Newswire.

4.

Summary of Material Change

On October 31, 2008, the Corporation received a demand for repayment of its loans from its principal secured creditor, Tricap Partners Ltd. ("Tricap"), together with a notice of intention to enforce security pursuant to section 244 of the Bankruptcy and Insolvency Act (the "BIA"). Birch Mountain was unable to repay its indebtedness to Tricap at this time. On November 5, 2008, PricewaterhouseCoopers Inc. was appointed as interim receiver and receiver and manager (the "Receiver") over the Corporation’s property.

5.

5.1 Full Description of Material Change

On October 31, 2008, the Corporation received a demand for repayment of its loans from its principal secured creditor, Tricap, together with a notice of intention to enforce security pursuant to section 244 of the BIA. Birch Mountain was unable to repay its indebtedness to Tricap. On November 5, 2008, PricewaterhouseCoopers Inc. was appointed as Receiver of all of the Corporation’s current and future assets, undertakings and properties of every nature and kind (the "Property") by order of the Alberta Court of Queen’s Bench (Action #0801-13706).

Among other powers, the Receiver is authorized to take possession and control of the Property; to receive, preserve, protect and maintain control of the Property; to manage, operate and carry on the business of the Corporation; to receive and collect all monies and accounts now owed or hereafter owing to the Corporation and to exercise all remedies of the Corporation in collecting such monies, including, without limitation, to enforce any security held by the Corporation; and to sell, convey, transfer, lease or assign the Property or any part or parts thereof out of the ordinary course of business (subject to the approval of the court with respect to certain sales).

No proceedings against or in respect of the Corporation or the Property can be commenced or continued except with the written consent of the Receiver or with leave of the court and any and all proceedings currently under way against or in respect of the Corporation or the Property are stayed and suspended pending further order of the court. With certain exceptions, all rights and remedies (including, without limitation, set-off rights) against the Corporation, the Receiver, or affecting the Property, are hereby stayed and suspended except with the written consent of the Receiver or leave of the court. Anyone having oral or written agreements with the Corporation or other mandates for the supply of goods and/or services to the Corporation are restrained from discontinuing, altering, interfering with or terminating the supply of such goods or services as may be required until further order of the Court.

Under the Business Corporations Act (Alberta), as a Receiver has been appointed, the powers of the directors of the Corporation that the Receiver is authorized to exercise may not be exercised by the directors until the Receiver is discharged. Accordingly, all of the directors of the board of the Corporation have resigned and all officers have been released of their duties.

At this time there appears to be little likelihood that there will be any recovery by the shareholders in the event of a liquidation or sale of the Corporation's assets.

Certain statements contained in this report constitute forward-looking information. These statements relate to future events or Birch Mountain’s future performance. The use of any of the words "could", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Birch Mountain’s current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. Birch Mountain’s annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com) describe the risks, uncertainties and other factors that could influence actual results. Birch Mountain disclaims any intention or obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

The name and business number of the representative of the Receiver who is knowledgeable about the contents of this material change and this report is:

Donald J. Roberts – (403) 509-7313
PricewaterhouseCoopers Inc.
Senior Vice President and Associate Partner, Advisory Services

9.

 Date of Report

November 7, 2008.